SUSAN K. SHAPIRO

617.345.3310

SSHAPIRO@BURNSLEV.COM

January 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.
Amendment No. 1 to Registration Statement on Form 10
Filed November 16, 2006
File No. 001-33119

Ladies and Gentlemen:

On behalf of our client, Allied Nevada Gold Corp. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated December 15, 2006 from H. Roger Schwall, with respect to Amendment No. 1 to the Company’s Registration Statement on Form 10, File No. 001-33119, filed on November 16, 2006 (as so amended, the “Original Form 10”). As set forth in Response No. 2 herein, the Company withdrew the Original Form 10 from registration on December 19, 2006. On the date hereof, the Company is filing a new Registration Statement on Form 10 (the “Form 10”) incorporating the revisions described herein. For your convenience, each response follows the sequentially numbered Comment copied from your letter of December 15, 2006. Three copies of the Form 10, marked to show changes from the Original Form 10, are being delivered to Ms. Donna Levy. (Please note that capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Form 10.)

General

Comment (1):

Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

U.S. Securities and Exchange Commission

January 12, 2007

Response (1):

The Company confirms that it has provided complete responses and indicated herein precisely where the responsive changes will be found in the marked version of the Form 10. The Company also confirms that it has made corresponding changes where applicable throughout the Form 10 in cases where a Comment has referenced only one section of the document but applies elsewhere in the document.

Comment (2):

The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on January 15, 2006. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

Response (2):

In response to the above Comment, the Company withdrew the Original Form 10 from registration on December 19, 2006 and is filing today the Form 10, which incorporates the revisions made to the Original Form 10 in response to the Comments herein.

Comment (3):

Please update your financial statements as appropriate.

Response (3):

In response to the above Comment, the Company has updated the financial statements and related disclosure in the Form 10 through to September 30, 2006. Please see pages 15-20 and F-6 – F-24.

Explanatory note, page 1

Comment (4):

When you cite “certain Nevada mining properties and related assets,” provide a cross-reference to the disclosure under “General Description of the Business of Allied Nevada.”

Response (4):

In response to the above Comment, the Company has revised this disclosure to include the cross-reference and has made conforming changes to other sections of the Form 10. Please see pages 1, 11 and 68.

U.S. Securities and Exchange Commission

January 12, 2007

Comment (5):

Please update your disclosure in this section to state the results of the Vista shareholders’ meeting and the expected date that the Arrangement will close.

Response (5):

The Company has updated the disclosure in the Form 10 in response to the above Comment. Please see pages 1 and 8.

Plan of Operation, page 13

Comment (6):

Quantify your “initial working capital”. Clarify whether this includes the funds that will be advanced by Vista Gold. If it does not, clarify how you will fund the $4.8 million in expenditures you foresee for the first six months of 2007 as you indicate that the “cash from AMR payments” will only be approximately $700,000 and you do not appear to have any “potential funding from external sources” lined up.

Response (6):

In response to the above Comment, the Company has quantified its “initial working capital” to clarify that this amount is to include the funds to be paid by Vista Gold for our shares, less our payment for the Pescio Nevada Assets, as reduced by amounts owing to Vista Gold to repay funds advanced to Vista U.S. Please see page 9.

Risk Factors

Risks Relating to the Arrangement

“The costs of compliance or failure to comply with the Sarbanes-Oxley Act …,” page 18

Comment (7):

Please remove the first part of this risk in regard to the costs of compliance with the Sarbanes-Oxley Act and state it elsewhere in the Form 10. We do not believe that the cost to comply with the U.S. securities laws is a risk to investors.

Response (7):

The Company has revised this risk factor in response to the above Comment. Please see page 12. The costs of compliance with the Act are noted under the heading “Plan of Operation”. Please see page 9.

Selected Financial Data, page 23

U.S. Securities and Exchange Commission

January 12, 2007

Comment (8):

Please support your presentation of only three years of summary consolidated financial information given that Item 301 of Regulation S-K calls for the last five years of information.

Response (8):

In response to the above Comment, the Company is presenting five years of summary consolidated financial data. Please see pages 15-16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Comment (9):

We note from your disclosure that you are accounting for the acquisition of the Pescios’ properties as an asset acquisition rather than the purchase of a business. Please provide the analysis or a summary of the factors you considered to determine that this transaction did not result in the acquisition of a business.

Response (9):

In response to the above Comment, the Company has added additional disclosure in the Form 10 concerning the acquisition of the Pescios’ properties as an asset acquisition rather than the purchase of a business. Please see pages 16, 17 and F-24.

Additionally, please find set out below the Company’s basis for its determination that the acquisition of the Pescios’ properties represents the acquisition of assets rather than the acquisition of a business. The following rules and guidance have been considered, with the Company’s responses (italicized) set forth directly below each of the components of the definitions or criteria:

SEC	guidelines

Rule 11-01(d) under Regulation S-X includes guidelines with respect to determining whether assets or a business are being acquired as follows:

“For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or”

U.S. Securities and Exchange Commission

January 12, 2007

Incidental income has been generated from the Pescio Nevada Assets as a result of option payments received from the property interests which will continue after the acquisition. The option payments will be treated by Allied Nevada as a recovery of costs on the mineral property interests rather than income. Most importantly, there are and have been no operations at these properties and there is no revenue-producing activity. At this stage, the property interests represent assets which could possibly be developed into operating mines but this is not likely to occur in the near future.

“(2) Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities,”

There are no physical activities resulting in production; only limited exploration activities have been conducted. There are no physical facilities.

“(ii) Employee base,”

There are no employees.

“(iii) Market distribution system,”

There is no market distribution system.

“(iv) Sales force,”

There is no sales force as there are no products.

“(v) Customer base,”

There is no customer base as there are no products.

“(vi) Operating rights,”

The Company is obtaining rights to property interests in contrast to rights that involve operations. The purchased rights include the ability to explore for and access mineral resources if they are found to exist, subject to the ability to obtain necessary operating rights and permits. Accordingly, the Company does not believe that the acquisition of the Pescio Nevada Assets involves the acquisition of operating rights.

“(vii) Production techniques, or”

There are no production techniques.

U.S. Securities and Exchange Commission

January 12, 2007

“(viii) Trade names.”

There are no trade names.

Conclusion

The acquisition of the Pescio Nevada Assets does not satisfy the criteria needed to be considered the acquisition of a business under Rule 11-01(d) of Regulation S-X.

US GAAP guidance – EITF 98-3

EITF 98-3 includes guidelines with respect to determining whether assets or a business are being acquired as follows:

“A business is a self-sustaining set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

An evaluation of the necessary elements should consider:

Inputs

a. Long-lived assets, including intangible assets, or the rights to use long-lived assets.”

The purchase relates almost entirely to interests in mineral properties which have not yet been developed, and are not likely to be developed in the near future to the extent that they are capable of producing revenues from the sale of gold or other commodities. Accordingly, the Company does not consider that such property interests constitute inputs at this point in time.

“b. Intellectual property.”

This element is not included.

“c. The ability to obtain access to necessary materials or rights.”

The purchased rights include the ability to explore for and access mineral resources if they are found to exist, subject to the ability to obtain necessary operating rights and permits. At this stage of exploration, there is significant uncertainty as to whether commercially minable materials exist on or will ever be accessed from any of the projects, and in any case that is unlikely to occur in the near future. Accordingly, the Company does

U.S. Securities and Exchange Commission

January 12, 2007

not consider that the ability to obtain access to such potential resources, if any, constitutes an input at this point in time.

“d. Employees.”

There are no employees and therefore this element is not included.

“Processes

e. The existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.”

The Pescio Nevada Assets have previously been run as a sole proprietorship with very limited and rudimentary financial information available. These property interests represent a series of investments by Mr. Pescio that were acquired with the eventual purpose of disposal for eventual capital gains.

The relevant management information available to the acquirer related to the characteristics of the mineral properties in question (geological data) and not to any financial information relating to the interests in such properties (the claims have been staked with a view to assessing their potential for future development). Accordingly, processes necessary for normal, self-sustaining operations are not considered to be included.

“Outputs

f. The ability to obtain access to the customers that purchase the outputs of the transferred set.”

There are no products being produced (outputs) and accordingly there are no customers. There is no revenue stream from mineral production relating to these properties. The option payments will be treated by Allied Nevada as a recovery of costs on the mineral property interests rather than income. This element is therefore not included.

EITF 98-3 also states:

“A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products to customers.”

U.S. Securities and Exchange Commission

January 12, 2007

As discussed above, the properties do not generate revenues from production and are not likely to do so in the near future. The transfer relates to assets (interests in mineral properties) and not producing activities or facilities.

Conclusion

Based on the above analysis, the overwhelming indications are that the Pescio Nevada Assets do not constitute a business.

Accordingly, the acquisition of the Pescio Nevada Assets will be treated as an acquisition of assets as the criteria for the acquisition of a business under securities guidelines or applicable accounting standards have not been met.

The Separation of Allied Nevada from Vista, page 24

Comment (10):

Please expand your discussion to explain how you will account for the Arrangement once it has been completed to aid investor understanding.

Response (10):

The Company has revised this section in response to the above Comment. Please see page 17.

Property evaluation and holding costs, page 25

Comment (11):

Please expand your discussion to identify the factors that caused the increases and decreases in the allocation of general development costs from Vista.

Response (11):

The Company has revised this section in response to the above Comment. Please see page 18.

Corporate administration and investor relations, page 26

Comment (12):

Please expand your discussion to identify the factors that caused the increases and decreases in the allocation of corporate administration and investor relations costs from Vista.

U.S. Securities and Exchange Commission

January 12, 2007

Response (12):

The Company has revised this section in response to the above Comment. Please see page 18.

Stock-based compensation, page 26

Comment (13):

Please expand your disclosure within the footnotes to explain how stock-based compensation is determined and recorded by Vista.

Response (13):

The Company has expanded its footnote disclosure in response to the above Comment. Please see Note 2(k) on page F-13.

Financial Position, Liquidity and Capital Resources

Liquidity and Capital Resources, page 28

Comment (14):

Please expand your disclosure to indicate whether or not Vista has loans receivable from Vista U.S. as of each of the periods presented.

Response (14):

The Company has revised this section in response to the above Comment. Please see page 20.

Comment (15):

Please describe the commitment under Section 4.5(b) of the Arrangement and Merger Agreement to complete an equity financing of no less than $15 million as soon as practicable after the effective date.

Response (15):

The Company has revised this section in response to the above Comment. Please see page 20.

Directors and Executive Officers, page 90

Comment (16):

In regard to the biographies of your officers and directors, please eliminate any gaps or ambiguities with regard to time. Each person’s biography must provide a detailed discussion of the most recent five years, including the month and years they held each named position or office. For jobs held prior to the five year period, make this clear by including the years in which they worked for the named employer. For example, state

U.S. Securities and Exchange Commission

January 12, 2007

when Mr. Buchan became the Executive Chairman and director of Quest Capital Corp.; the month when Mr. Caldwell left Kinross Gold; when Mr. Eppler became the Chief Executive Officer and director of Coal International PLC; and the year Mr. Pescio began as a mining prospector and when he became a director of Tornado Gold International Corp.

Response (16):

The Company has revised this section in response to the above Comment. Please see pages 65-66.

Executive Compensation, page 91

Comment (17):

Please file as an exhibit the consulting agreement you have with Mr. Caldwell, and the two stock option plans that you plan to adopt prior to the effective time.

Response (17):

The consulting agreement between Vista Gold Holdings, Inc. and Mr. Caldwell is being filed with the Form 10 as Exhibit 10.2. The Company confirms that it will file the two stock option plans, which have not yet been adopted, as exhibits to an amendment to the Form 10.

Certain Relationships and Related Transactions, page 93

Comment (18):

Please describe the current arrangement you have with Vista to loan you money to undertake certain operations, as described on page 28. Please state the total amount outstanding under these loans. Please state whether these loans were on terms that would have been obtainable from unrelated third parties.

Response (18):

The Company has revised this section in response to the above Comment. Please see page 69.

Comment (19):

Please provide the information required by Item 404(d) of Regulation S-K. Specifically, please state the nature of anything of value to be received by the promoters you identify, either directly or indirectly (including money, property and rights of any kind). We note that as a result of Mr. Pescio’s transfer of his properties to you, Mr. Pescio will be a director, your largest shareholder, and is able to appoint two persons to your board of directors. When completed, please file a copy of Mr. Pescio’s non-competition agreement as an exhibit, and describe its material provisions in the Form 10.

U.S. Securities and Exchange Commission

January 12, 2007

Response (19):

The Company has revised this section in response to the above Comment. Please see pages 69-70. The Company confirms that it will file Mr. Pescio’s non-competition agreement, when completed, as an exhibit to an amendment to the Form 10, and will revise the disclosure in the Form 10 to reflect the material provisions of that agreement.

Comment (20):

Please also state by whom and how the consideration provided by you to Vista and Mr. Pescio for the Nevada properties was determined. Also state whether any of the properties to be transferred to you were obtained by the promoters within the last two years. If any properties were so obtained, state the cost to the promoter.

Response (20):

The Company has revised this section in response to the above Comment. Please see page 70.

Comment (21):

Please state whether the Arrangement is on terms that would have been obtainable from unaffiliated third parties.

Response (21):

The Company has included such statement in response to the above Comment. Please see page 70.

Comment (22):

Please file as an exhibit the consulting agreement with Quest Capital.

Response (22):

The consulting agreement between Vista Gold Corp. and Quest Capital Corp. is being filed with the Form 10 as Exhibit 10.3.

Legal Proceedings, page 94

Comment (23):

Please modify your disclosures here and in the notes to your financial statements to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of its property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underly the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities. Refer to Item 103 of Regulation S-K for additional guidance.

U.S. Securities and Exchange Commission

January 12, 2007

Response (23):

The Company supplementally informs the Staff that neither it, nor any of its subsidiaries or any of its property, is subject to any pending or other legal proceedings that would require disclosure in the Form 10 pursuant to Item 103 of Regulation S-K.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 94

Treatment of Vista Shares, page 95

Comment (24):

We note the example you provide wherein you assume the “fair market value of the Vista Shares two days prior to the Effective Date was $10.00 and the fair market value of the Allied Nevada Shares on the Effective Date was estimated by Vista to be $5.00. Please expand your discussion to explain the relevance of the fair market value of the shares identified and provide an analysis that supports your use of the estimated fair market values disclosed.

Response (24):

In response to the above Comment, the Company has expanded its discussion to explain the relevance of the fair market value of the shares identified. Please see page 72. As to the analysis used in support of the estimated fair market values disclosed, it was thought that it would be illustrative to provide securityholders with an example of the number of Allied Nevada Shares that would be distributable, subject to applicable withholding taxes. In order to provide such an example, it was required to assume the fair market value of the Vista Shares two days prior to the Effective Date and the fair market value of the Allied Nevada Shares on the Effective Date. The example was prepared in late September 2006, at which time the Vista Shares were trading in the $10.00 range; consequently, the Company used the assumed a fair market value of $10.00 per Vista Share. The Arrangement Agreement was negotiated among third parties. As part of the negotiation process the parties had to determine the fair market value of the Allied Nevada Shares, which was negotiated to be $5.00. Consequently, the Company used this amount as the assumed fair market value of the Allied Nevada Shares for the purposes of the example.

Description of Registrant’s Securities to be registered

Common Stock, page 101

U.S. Securities and Exchange Commission

January 12, 2007

Comment (25):

Please state the vote required to pass matters presented to the shareholders for a vote. Please also state that your Directors will be elected by a plurality vote, as specified in Article III, Section 2 of your by-laws.

Response (25):

The Company has revised this section in response to the above Comment. Please see page 76.

Indemnification of Directors and Officers, page 108

Comment (26):

Please file as exhibits the indemnification agreements you will sign with your officers and directors.

Response (26):

The Company confirms that it will file the indemnification agreements, when completed, as exhibits to an amendment to the Form 10, and will revise the disclosure in the Form 10 to reflect the material provisions of those agreements.

Allied Nevada Gold Corp. Financial Statements

Balance Sheet, page F-3

Comment (27):

We note that your predecessor is an exploration stage company. Please revise your disclosure to identify yourself as an exploration stage company, if true, and provide all applicable disclosure required by SFAS 7.

Response (27):

In response to the above Comment, the Company has revised its disclosure to identify Allied Nevada Gold Corp. as an exploration stage company and has provided disclosure as to the nature of the activities in which the company expects to be involved, as required by paragraph 12 of SFAS 7. Please see pages F-2 – F-4.

Vista Gold Corp. – Nevada exploration properties

Financial Statements

Consolidated Balance Sheets, page F-6

U.S. Securities and Exchange Commission

January 12, 2007

Comment (28):

In reference to the line item Supplies inventory, prepaids and other, please state separately, in the balance sheet or in a note thereto, any amounts in excess of five percent of total current assets as required by Rule 5-02(8) of Regulation S-X.

Response (28):

The Company has provided supplemental note disclosure in response to the above Comment. Please see Note 8 on page F-19.

Comment (29):

In reference to the line item Accrued liabilities and other, please state separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities as required by Rule 5-02(20) of Regulation S-X.

Response (29):

The Company has provided supplemental note disclosure in response to the above Comment. Please see Note 8 on page F-19.

Consolidated Statements of Loss, page F-7

Comment (30):

We note that you present stock-based compensation expense as a separate component of General and administrative expense. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.

Response (30):

In response to the above Comment, the Company has modified its presentation to include the expense related to share-based payment arrangements in the same line item (namely, “Corporate administration and investor relations”) as cash compensation paid to the same employees. Please see page F-7.

Consolidated Statements of Cash Flows, pages F-8 and F-9

Comment (31):

We note that you present your intercompany funding from parent as a net amount. Please revise your presentation to separately report financing cash inflows and outflows as required by paragraph 31 of SFAS 95.

Response (31):

In response to the above Comment, the Company supplementally informs the Staff that all of the intercompany funding from the parent company relates to cash inflows only. The Company has accordingly revised the description of such funding on pages F-8 and F-9 to read ‘Intercompany funding from parent’.

U.S. Securities and Exchange Commission

January 12, 2007

J. Distribution, Nature of Operations and Basis of Presentation, page F-10

Basis of Presentation, page F-10

Comment (32):

We note your statement that the “consolidated financial statements reflect the consolidated historical results of loss, financial position and cash flows of Vista’s Nevada subsidiaries included in the Distribution for all periods presented using the continuity of interests method.” Please expand your disclosure to clarify the nature of this method to assist investor understanding.

Response (32):

In response to the above Comment, the Company has added additional disclosure to explain the nature of the continuity of interests method. Please see page F-11.

2. Summary of Significant Accounting Policies, page F-11

General

Comment (33):

Please add disclosure to indicate your policy for accounting for allowances for doubtful accounts.

Response (33):

In response to the above Comment, the Company supplementally informs the Staff that the Company has no trade receivables because it has no product sales and accordingly does not have an allowance for doubtful debts.

(c) Revenue recognition, page F-12

Comment (34):

We note your statement that “proceeds from gold sales are netted against costs” because “gold production is considered incidental to the activities at the Hycroft mine, and reporting the associated sales proceeds as revenue is no longer warranted.” Please support your accounting treatment for these proceeds and identify the applicable literature that supports your methodology. In this regard, we note paragraph 10 of SFAS 7 states that “Generally accepted accounting principles that apply to established operating enterprises shall govern the recognition of revenue by a development stage enterprise.”

U.S. Securities and Exchange Commission

January 12, 2007

Response (34):

The determination that, effective January 1, 2002, gold production was considered incidental and the Company stopped reporting the associated sales proceeds as revenue was based on the fact that the Company was considered an exploration-stage enterprise from this date onwards. (For purposes of this Response (34), the “Company” refers to Vista Gold Corp. – Nevada exploration properties, consistent with the Notes to the financial statements.) As an exploration stage enterprise, the incidental income is not considered revenue having considered the concept of revenue within FASB Concept statement No. 5 which states that:

“Revenues are not recognized until earned. An entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”

The principal activity at the Hycroft Property in recent years has been care and maintenance and environmental remediation. Being an exploration stage enterprise, the very small quantities of gold produced from the heap leach pads following the years of production are not considered to be part of the ongoing major or central operations of the business and so the incidental amounts received during this period are not considered to be revenue.

(f) Mineral properties, page F-12

Comment (35):

Please expand your disclosure to explain the nature of the reimbursements received that are treated as a recovery of mineral property costs. In addition, please expand your disclosure to state the nature of the option payments you disclose are accounted for on a cash basis or when receipt is reasonably assured.

Response (35):

In response to the above Comment, the Company has expanded its disclosure in Note 2(f) to explain the nature of reimbursements received as follows:

‘Where mineral property agreements include provisions requiring the reimbursement of another party’s share of a project’s exploration costs to the Company, these reimbursements are treated as a recovery of mineral property costs’.

U.S. Securities and Exchange Commission

January 12, 2007

The Company has expanded its disclosure in Note 2(f) to state the nature of option payments as follows:

‘Mineral property option payments are made at the discretion of the optionee and accordingly option amounts received are accounted for on a cash basis or when receipt is reasonably assured’.

Please see page F-12.

Comment (36):

We note your statement that “Where information and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.” Please confirm, if true, that your evaluation of “estimated future prices” is consistent with the guidance provided in paragraph 7 of EITF 04-3, which indicates that “an entity should consider all available information including current prices, historical averages, and forward pricing curves:” or otherwise advise.

Response (36):

The Company supplementally confirms to the Staff that its evaluation of ‘estimated future prices’ is consistent with the guidance provided in paragraph 7 of EITF 04-3 and that such evaluation considers all available information including current prices, historical averages and forward pricing curves.

4. Acquisition of F.W. Lewis, Inc. Properties, page F-13

Comment (37):

We note from your disclosure that acquired, through your subsidiary Victory Gold, “all of the outstanding shares of F.W. Lewis, Inc., the assets of which include 55 mineral properties in Nevada and Colorado and the Hycroft production royalty.” Your disclosure also states that F.W. Lewis, Inc. did not meet the definition of a business under SFAS 141 and you, therefore, treated the acquisition as a purchase of net assets. Please provide the analysis or summary of the factors you considered to determine that this transaction did not result in the acquisition of a business.

Response (37):

Set out below is Vista’s basis for its determination that the acquisition of the F.W. Lewis, Inc. properties, pursuant to the acquisition of the F.W. Lewis, Inc. shares, represents the acquisition of assets rather than the acquisition of a business notwithstanding the corporate status of F.W. Lewis, Inc. As with the treatment of the Pescio Nevada Assets (described above in Response (9)), the following rules and guidance have been considered, with the responses (italicized) set forth directly below each of the components of the definitions or criteria:

U.S. Securities and Exchange Commission

January 12, 2007

SEC guidelines

Rule 11-01(d) under Regulation S-X includes guidelines with respect to determining whether assets or a business are being acquired as follows:

“For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or”

Incidental income has been generated from the F.W. Lewis properties only from lease revenues from an estimated fewer than five of the properties, and also as a result of the royalty payment from the Hycroft Mine. Notably, the Hycroft Mine royalty payment to F.W. Lewis, Inc. did continue after the acquisition by Vista, since F.W. Lewis, Inc. (now known as Victory Exploration Inc. and owned by Vista’s subsidiary Victory Gold) owns a production royalty interest in the Hycroft Mine. However, with the acquisition of F.W. Lewis, Inc., Vista is no longer subject to payment of this royalty to an outside party.

Most importantly, there are only limited exploration activities at any of the properties and there is no revenue-producing activity.

“(2) Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities,”

There were no physical activities resulting in production; there were only exploration activities on an estimated fewer than five of the properties, which were being conducted by third parties. There were no physical activities or facilities at any of the property sites acquired through the F.W. Lewis transaction. The physical facilities of the Hycroft Property were owned by Vista prior to its acquisition of the F.W. Lewis properties.

“(ii) Employee base,”

There are no employees.

“(iii) Market distribution system,”

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January 12, 2007

There is no market distribution system.

“(iv) Sales force,”

There is no sales force as there are no products.

“(v) Customer base,”

There is no customer base as there are no products.

“(vi) Operating rights,”

With its purchase of the F.W. Lewis properties, Vista obtained rights to property interests in contrast to rights that involve operations. As noted above under (i), the only operations being conducted on the properties prior to the acquisition by Vista in December 2005 were exploration activities which were conducted by third parties, and these were being conducted on only a few of the properties. The purchased rights included the ability to explore for and access mineral resources if they are found to exist, subject to the ability to obtain necessary operating rights and permits. Accordingly, Vista does not believe that the acquisition of the F.W. Lewis properties involved the acquisition of operating rights.

“(vii) Production techniques, or”

There are no production techniques.

“(viii) Trade names.”

There are no trade names.

Conclusion

The acquisition of the F.W. Lewis, Inc. properties did not satisfy the criteria needed to be considered the acquisition of a business under Rule 11-01(d) of Regulation S-X.

US GAAP guidance – EITF 98-3

EITF 98-3 includes guidelines with respect to determining whether assets or a business are being acquired as follows:

“A business is a self-sustaining set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

U.S. Securities and Exchange Commission

January 12, 2007

An evaluation of the necessary elements should consider:

Inputs

a. Long-lived assets, including intangible assets, or the rights to use long-lived assets.”

The purchase relates almost entirely to mineral properties which have not yet been developed, and are not likely to be developed in the near future to the extent that they are capable of producing revenues from the sale of gold or other commodities. Accordingly, Vista does not consider that such properties constitute inputs at this point in time.

“b. Intellectual property.”

This element is not included.

“c. The ability to obtain access to necessary materials or rights.”

The purchased rights include the ability to explore for and access mineral resources if they are found to exist, subject to the ability to obtain necessary operating rights and permits. At this stage of exploration, there is significant uncertainty as to whether commercially minable materials exist on or will ever be accessed from any of the projects, and in any case that is unlikely to occur in the near future. Accordingly, Vista does not consider that the ability to obtain access to such potential resources, if any, constitutes an input at this point in time.

“d. Employees.”

There are no employees and therefore this element is not included.

“Processes

e. The existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.”

The F.W. Lewis, Inc. properties were held by a corporate entity that although nominally a corporation, had only two shareholders (Mr. Lewis and his former spouse) and was essentially run as a sole proprietorship with very limited and rudimentary financial information available. These properties represented a series of investments by Mr. Lewis that were acquired with the eventual purposes of generating lease or royalty income, or disposal for capital gains but the corporation’s activities were minimal and caused only a few of the properties to be advanced beyond a grass-roots stage. Little to no work was done on most of the properties.

U.S. Securities and Exchange Commission

January 12, 2007

The relevant management information available to the acquirer related primarily to the characteristics of the mineral properties in question (geological data) and minimal financial information relating to the properties (they had been purchased with a view to generating lease or royalty income, or disposal for capital gains). Accordingly, processes necessary for normal, self-sustaining operations are not considered to be included.

“Outputs

f. The ability to obtain access to the customers that purchase the outputs of the transferred set.”

There are no products being produced (outputs) and accordingly there are no customers. There is no revenue stream from any products from the properties since there is no production at any of them. This element is therefore not included.

EITF 98-3 also states:

“A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products to customers.”

As discussed above, the properties do not generate revenues from production and are not likely to do so in the near future. The transfer related to assets (mineral properties) and not producing activities or facilities.

Conclusion

Based on the above analysis, the overwhelming indications were that the F.W. Lewis, Inc. properties did not constitute a business, and accordingly the acquisition of the F.W. Lewis, Inc. properties was treated as an acquisition of assets as the criteria for the acquisition of a business under securities guidelines or applicable accounting standards had not been met.

5. Mineral Properties, page F-15

Comment (38):

Please confirm, if true, that the amounts you have capitalized as mineral properties, meet the definition of tangible assets, as defined in EITF 04-2 and therefore, are appropriately capitalized, or otherwise advise.

U.S. Securities and Exchange Commission

January 12, 2007

Response (38):

EITF 04-2 defines mineral rights as “the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits”. The Company confirms that the amounts capitalized as mineral properties relate to the acquisition costs of such mineral rights and have therefore been categorized as a separate component of tangible assets.

Comment (39):

We note you have reported the reversal of a write-down in fiscal year 2005. Please tell us the facts and circumstances surrounding this reversal and how you have complied with paragraph 15 of SFAS 144 which states that “Restoration of a previously recognized impairment loss is prohibited.”

Response (39):

Upon further investigation, the amount of $76,000 reported as a reversal of a write-down in fiscal year 2005 was due to a computational error in reconciling the financial statements from Canadian GAAP to U.S. GAAP. The amount in question was not material to the mineral property balances or the financial statements as a whole; however the error is more than trivial and accordingly has been corrected in the revised financial statements included within the Form 10.

The Company therefore confirms that there have been no reversals of write-downs of mineral properties for any periods presented and therefore the Company does comply with SFAS 144 in this regard.

7. Asset Retirement Obligation and Closure Costs, page F-19

Comment (40):

Please expand your disclosures to include all of the information required by paragraph 22 of SFAS 143.

Response (40):

The Company has provided additional note disclosure in response to the above Comment. Please see Note 7 on page F-19.

Comment (41):

We note your statement that “the Company paid $1.7 million during 2004 for an insurance policy to an insurance company to cover potential over-runs on the reclamation liability;” and that this “premium is being amortized using the straight-line method over the life of the bond (which is 14 years).” Please expand your disclosure to explain the nature and terms of the bond and where you have reported the bond within the consolidated financial statements. In addition, please expand your disclosure to explain the terms of the new bond package reached during 2004.

U.S. Securities and Exchange Commission

January 12, 2007

Response (41):

The Company has provided additional note disclosure in response to the above Comment. Please see Note 9 on page F-19.

Retirement Plan, page F-21

Comment (42):

Please expand your disclosure to explain how you account for your contributions to the tax-deferred savings plan.

Response (42):

The Company has provided additional note disclosure in response to the above Comment. Please see Note 12 on page F-21.

Pro Forma Consolidated Balance Sheet, page F-22

Comment (43):

We note your statement that “Based on approximately 27.5 million Allied Nevada shares being issued to Vista, a share price of approximately $4.20 per Allied Nevada share is estimated for the purposes of this pro forma information.” Please provide an analysis that supports your use of the approximate share price used to compute the pro forma adjustments presented.

Response (43):

In response to the above Comment, the Company respectfully submits that the disclosure in Note 2(f) (which has been updated as of September 30, 2006) sets forth the supporting analysis, which originates with a valuation based on a percentage of Vista’s recent market capitalization.

Comment (44):

Please expand your pro forma presentation to include the effect of the exchange transactions on shareholders’ equity or otherwise advise why such presentation is not required.

Response (44):

In response to the above Comment, the Company has revised the disclosures in the notes to the pro forma consolidated financial statements to explain the effect of the exchange on shareholders’ equity by revising Notes 2(b), 2(c) and 2(d). Please see page F-24.

U.S. Securities and Exchange Commission

January 12, 2007

Basis of Preparation, page F-25

Comment (45):

Please expand your explanation to set forth a description of the periods for which the pro forma information is presented and the assumptions used to compute when the transactions took place for both the balance sheet and income statements presented (i.e., pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented).

Response (45):

The Company has provided additional disclosure in response to the above Comment. Please see Note 1 on page F-24.

Engineering Comments

Properties, page 31

General

Comment (46):

We note that you identify several companies or consultants that contributed to your estimates of mineral reserves. Provide us supplementally with written consents from all such parties that concur with the summary of their work contained in the document and agreeing to being named or characterized as an expert.

Response (46):

In response to the above Comment, the Company is supplementally providing copies of the applicable written consents to Mr. Roger Baer.

Hycroft Mine, page 34

Comment (47):

In your reserve table and narrative for your Hycroft mine, please disclose the assumed metallurgical recovery and average drill spacings for each category of reserve.

Response (47):

The Company has revised this section in response to the above Comment. Please see page 28.

U.S. Securities and Exchange Commission

January 12, 2007

This letter responds to all comments contained in Mr. Schwall’s letter of December 15, 2006. The Company is concurrently submitting a separate letter to the Commission that includes the acknowledgements requested by the Staff in connection with the Company’s responses to the comments in the December 15 letter. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro

Susan K. Shapiro

cc:	Ms. Donna Levy

Ms.  Jill Davis

Ms.  Jennifer Goeken